As confidentially submitted to the Securities and Exchange Commission on June 6, 2025

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[ ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WF International Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	1711	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

No. 1110, 11th Floor, Unit 1, Building 7,

No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

+86 (28) 86210882

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Tel: +1 302 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard I. Anslow, Esq. Wei Wang, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, NY 10105 Tel: (212) 370-1300	Cavas S. Pavri, Esq. Jeffrey Kennedy, Esq. ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 Telephone: (202) 857-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

 Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	Subject To Completion, Dated June 6, 2025

Up to $[ ]

Up to [ ] Units consisting of [ ] Ordinary Shares and

[ ] Warrants to purchase [ ] Ordinary Shares

Up to [ ] Ordinary Shares

Issuable upon exercise of Placement Agent Warrants

WF International Limited

We are offering, on a reasonable best effort basis, up to [ ] units (the “Units”), with each Unit consisting of one (1) ordinary share and one (1) warrant to purchase one ordinary share  (the “Warrant”, or collectively, the “Warrants”) at an assumed offering price of $2.28 per Unit, which was the reported sale price of our ordinary shares on the Nasdaq Capital Market (“Nasdaq”) on June 4, 2025.

We do not intend to apply for listing of the Warrants on any national securities exchange or other trading market, and we do not believe any such market will develop. Therefore, the liquidity of the Warrants will be limited and should be considered illiquid. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The ordinary shares and the Warrants underlying the Units are immediately separable and will be issued separately in this offering. The Warrants will have an exercise price of $[ ] per share and will be exercisable from the initial issuance date until they expire on the five-year anniversary of the original issuance date.

This prospectus also relates to the ordinary shares issuable from time to time upon the exercise of the Warrants hereby and the ordinary shares issuable upon exercise of the warrants we will issue to the Placement Agents (as defined below) (the “Placement Agent Warrants”).

Our ordinary shares are listed on Nasdaq under the symbol “WXM”. On June 4, 2025, the last reported sales price of an ordinary share on Nasdaq was $2.28.  There is no established public trading market for the Warrants.

The public offering price for the Units in this offering will be determined at the time of pricing, and may be at a discount to the then current market price. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price. The final public offering price will be determined through negotiation between us and the investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, and the general condition of the securities markets at the time of this offering.

The Units will be offered at a fixed price and are expected to be issued in a single closing. We expect this offering to be completed not later than two business days following the effective date of the registration statement of which this prospectus forms a part (the “Registration Statement”), and we will deliver all securities to be issued in connection with this offering delivery versus payment/receipt versus payment upon receipt of investor funds by us. Accordingly, neither we, nor The Benchmark Company or Axiom Capital Management, Inc., whom we have engaged as the placement agents for this offering (the “Placement Agents”) have made any arrangements to place investor funds in an escrow account or trust account since the Placement Agents will not receive investor funds in connection with the sale of the securities offered hereunder.

We have engaged the Placement Agents to use their reasonable best efforts to solicit offers to purchase our securities in this offering. The Placement Agents are not purchasing or selling any of the securities we are offering and are not required to arrange for the purchase or sale of any specific number or dollar amount of the securities. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agents the placement agent fees set forth in the table below. See “Plan of Distribution” in this prospectus for more information.

	Per Unit	Total
Public offering price	$	$
Placement Agent commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	In connection with this offering, we have agreed to pay to the Placement Agents a cash fee equal to 7.0% of the gross proceeds received by us in the offering. We have also agreed to pay the Placement Agents a non- accountable expense allowance of 1.0% of the gross proceeds received by us in the offering and to reimburse the Placement Agents for all expenses related to the offering of up to $175,000 including legal expenses and other out-of-pocket expenses in connection with their engagement as placement agents. In addition, we have agreed to issue upon the closing of this offering, placement agent warrants to Placement Agents exercisable for a period of five years from the commencement date of sales in this offering entitling the Placement Agents to purchase up to 5% of the number of shares sold in this offering at a per share exercise price equal to 100% of the public offering price. See “Plan of Distribution.” for a description of all compensation to be paid to the Placement Agents.

As we conduct substantially all of our operations in the People’s Republic of China (“China” or the “PRC”), we are subject to legal and operational risks associated with having substantially all of our operations in China, including risks related to the legal, political and economic policies of the PRC government, the relations between China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause the value of our ordinary shares to significantly decline or become worthless and affect our ability to continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As advised by our PRC counsel, Yuan Tai Law Offices, as of the date of this prospectus, we are not directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), effective on March 31, 2023, which requires the filing of the overseas offering and listing plan by PRC domestic companies with the CSRC under certain conditions, and the filing with the CSRC by their underwriters associated with such companies’ overseas securities offering and listing. The Trial Measures states that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes, exchangeable notes and preferred shares, shall be subject to filing requirement within three business days after the completion of the offering. In the opinion of our PRC counsel, Yuan Tai Law Offices, we are subject to the filing requirements of the Trial Measures in connection with this offering. We plan to submit the CSRC filing in connection with this offering within three business days after the closing of this offering. If we do not obtain the permissions or approvals for this offering or any subsequent offering in a timely manner under PRC laws and regulations, we may be subject to investigations by competent PRC regulators, fines or penalties, and we may be ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In addition, any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China based issuers or any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to list on a U.S. exchange and continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. It is highly uncertain what the potential impact new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. Any failure of us to fully comply with the regulatory requirements may subject us to regulatory actions, such as warnings and fines, which may limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offshore fund-raising activities into the PRC or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

Furthermore, as more stringent criteria have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading if our auditor cannot be fully inspected. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list did not include our auditor, ZH CPA, LLC, which is headquartered in Denver, Colorado and can be inspected by the PCAOB. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the Holding Foreign Companies Accountable Act (the “HFCA Act”) (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditor. As it was originally enacted, the HFCA Act applied only if the PCAOB’s inability to inspect or investigate was due to a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCA Act now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. Such a prohibition would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would cause our securities to significantly decline in value or become worthless. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We are a “controlled company” under the Nasdaq listing rules. Our officers and directors have significant influence over the Company due to their significant shareholding in the Company; in particular Ms. Ke Chen, our director and Chief Executive Officer, currently beneficially owns an aggregate of 55.8% of our outstanding ordinary shares, as of the date of this prospectus. For more information regarding Ms. Chen’s beneficial ownership, see “Principal Shareholders” of this prospectus. As a result of Ms. Chen’s significant ownership, we are deemed a “controlled company” under Nasdaq listing rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, the investors would not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a controlled company could cause our ordinary shares to look less attractive to certain investors or otherwise harm the trading price of our ordinary shares. See “Prospectus Summary — Implications of Being a Controlled Company” and “Item 3D. Risk Factors — Risks Related to Ownership of our Ordinary Shares — We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements” on page 38 of our Annual Report on Form 20-F for the fiscal year ended September 30, 2024 (the “2024 Annual Report”), filed with the Securities Exchange Commission (the “SEC”) on February 18, 2025 and incorporated by reference in this prospectus.

As a holding company, WF relies on dividends and other distributions on equity paid by our PRC subsidiaries for its cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to WF. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

As of the date of this prospectus, there were no cash flows between our Cayman Islands holding company and our subsidiaries  . Based on the advice of our counsel as to Cayman Islands law, Maples and Calder (Hong Kong) LLP, there are no limitations imposed by Cayman Islands law on WF’s ability to transfer cash or pay dividend or other distributions in cash to its shareholders, other than as set out under the section titled ”Dividend Policy”. Among WF and its subsidiaries, cash can be transferred from WF and its subsidiary, Shan You International Group Limited, as needed, in the form of capital contributions or shareholder loans, as the case may be, to our PRC subsidiaries as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval/filing requirements in China. The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Yuan Tai Law Offices, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations for ordinary production and business purposes. We have not been notified of any restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries within the PRC. We believe, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Further, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. As of the date of this prospectus, no transfers, dividends or other distributions have been made from our subsidiaries to our Cayman Islands holding company or the investors out of the PRC, including U.S. investors, and no transfers, loans, or capital contributions have been made from our Cayman Islands holding company to any of our subsidiaries or the investors out of the PRC, including the U.S. investors. In addition, our primary operating subsidiary, Chengdu Shanyou HVAC Engineering Co., Ltd. (“Shanyou HVAC”), has maintained cash flow management policies which dictate the purpose, amount and procedure of cash transfers. Each transfer of cash into or from Shanyou HVAC is subject to internal approvals from at least two manager-level personnel including submitting supporting documentation (such as payment receipts or invoices), reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk. See “Prospectus Summary— Dividends and Other Distributions.”

We are both an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 and a “foreign private issuer” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

Investing in our securities involves significant risks. The risks could result in a material change in the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to continue to offer securities to investors. The ordinary shares underlying the Units and the Warrants offered in this prospectus are shares of our Cayman Islands holding company, which has no material operations of its own and conducts substantially all of its operations through our operating entities established in China. See “Risk Factors” beginning on page 19 of this prospectus and the section entitled “Item 3D. Risk Factors” in our 2024 Annual Report incorporated by reference in this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Benchmark Company	Axiom Capital Management, Inc.

The date of this prospectus is , 2025.

You should only rely on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the Placement Agents have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, the Units only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of the Units offered hereby. Our business, financial condition, operating results, and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the Placement Agents have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Units, and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

Industry and Market Data

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties including, but not limited to, an industry report (“TechNavio Report”) issued by TechNavio, a third-party industry research firm, containing information regarding the HVAC services industry. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Statistical data in these publications also include projections based on a number of assumptions. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

In addition, the new and rapidly changing nature of the heating, ventilation, and air conditioning (“HVAC”) services industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

Certain Definitions

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to WF International Limited, together with all of its subsidiaries.

The following is a summary of certain defined terms and concepts that we use throughout this prospectus:

“Cayman”	The Cayman Islands
“China” or “PRC”	The People’s Republic of China. The term has a correlative meaning. When used in the case of laws, regulations and rules, “China” or the “PRC” refers to only such laws, regulations and rules of mainland China. When used in the case of government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of “China”, “PRC”, or “Chinese”, it refers to only such government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of mainland China.
“Code”	The United States Internal Revenue Code of 1986, as amended
“CSRC”	The China Securities Regulatory Commission
“Exchange Act”	The Securities Exchange Act of 1934, as amended
“HVAC”	Heating, ventilation, and air conditioning
“IPO”	The initial public offering of our ordinary shares, which was closed on April 1, 2025.
“Nasdaq”	Nasdaq Stock Market LLC
“ordinary shares”	Our ordinary shares, par value $0.000001 per share
“PCAOB”	The Public Company Accounting Oversight Board
“RMB” or “Renminbi”	Legal currency of China
“PFIC”	A passive foreign investment company
“SEC”	The United States Securities and Exchange Commission
“Securities Act”	The Securities Act of 1933, as amended
“Shanyou HK”	Shan You International Group Limited, a limited company organized under the laws of Hong Kong and a wholly owned subsidiary of WF.
“Shanyou HVAC”	Chengdu Shanyou HVAC Engineering Co., Ltd., a PRC limited liability company and wholly owned subsidiary of Sichuan Shanyou.
“Sichuan Shanyou” or “WFOE”	Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd, a limited liability company organized under the laws of China, which is wholly owned by Shanyou HK
“US$,” “U.S. dollars,” “$,” and “dollars”	Legal currency of the United States
“WF”	WF International Limited, a Cayman Islands holding company
“WF Nevada”	WF International Nevada LLC, a limited liability company organized under the laws of the State of Nevada, which is wholly owned by WF

Our reporting currency is the US$. The functional currency of our entities formed in China is the RMB. The functional currency of our entity incorporated in Hong Kong is the Hong Kong Dollar (“HKD”). The functional currency of our entity incorporated in America is the U.S. dollar. This prospectus contains conversion of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, with respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus are made at the rate RMB7.2422 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange.

Numerical figures included in this prospectus may be subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chairwoman will be presented as “Ni Jiang”, even though, in Chinese, Ms. Jiang’s name is presented as “Jiang Ni.”

Our fiscal year end is September 30. References to a particular “fiscal year” are to our fiscal year ended September 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”). In November 2023, each of our issued and unissued ordinary shares of par value $0.0001 was subdivided into 100 ordinary shares of par value $0.000001 each (the “Share Subdivision”), such that immediately following the Share Subdivision, our authorized share capital became $50,000 divided into 50,000,000,000 ordinary shares of par value $0.000001 each, and we had an aggregate of 10,000,000 ordinary shares with a par value of $0.000001 issued and outstanding. Upon completion of the Share Subdivision, 1,000,000,000 authorized but unissued ordinary shares with a par value of $0.000001 each were re-designated and re-classified as 1,000,000,000 preference shares with a par value of $0.000001 each (the “Re-designation”), such that immediately following the Re-designation, the authorized share capital of the Company became $50,000 divided into (i) 49,000,000,000 ordinary shares of a par value of US$0.000001 each and (ii) 1,000,000,000 preference shares of a par value of US$0.000001 each. Following the Subdivision and Re-designation, the shareholders surrendered a total of 4,500,000 ordinary shares for no consideration (the “Surrender”), with the shareholding ratio among the shareholders remaining unchanged. After the Surrender, and as of the date of this prospectus, we have an aggregate of 5,500,000 ordinary shares with a par value of $0.000001 each issued and outstanding. Unless otherwise provided in this prospectus, all share and per share numbers relating to our ordinary shares prior to the effectiveness of the Share Subdivision and the Surrender have been adjusted to give effect to the Share Subdivision and the Surrender.

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and incorporated by reference herein. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus and the documents incorporated by reference herein carefully, including the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus, and the section entitled “Item 3.D. Risk Factors” in our 2024 Annual Report incorporated by reference in this prospectus and our consolidated financial statements and notes to those consolidated financial statements incorporated by reference in this prospectus, before deciding to invest in our ordinary shares.

Overview

WF is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, WF conducts substantially all of its operations through our PRC subsidiaries, primarily Shanyou HVAC, which started its business in Chengdu, China in 2009.

We are principally engaged in the provision of supply, installation, fitting-out and/or maintenance services for HVAC systems, floor heating systems, and water purification systems. We have provided the supply, installation and fitting-out services for HVAC systems for large-scaled commercial projects, such as the International Finance Square HVAC projects across China, Chengdu Vanke Charm City, Chengdu Raffles Plaza, Chengdu Yinshi Plaza, Chengdu Metro No. Ten Line, and Panzhihua Jinhai Hotel.

Since 2017, we have diversified our range of services or products to encompass heating and water purification solutions. Our offerings now include sales, installation, fitting-out, and/or maintenance services of HVAC systems, floor heating systems and water purification systems in the high-end fully furnished residential projects.

Our current primary focus is on collaborating with property development companies that offer high-end fully furnished homes and pursuing contracts in industrial projects. We provide these clients with comprehensive electromechanical solutions for HVAC systems, floor heating systems and water purification systems. This approach has positioned us as an integrated supplier of both electromechanical products and installation services.

We are driven by an experienced management team. Led by our CEO, Ke Chen, our business operation has formed a strong customer base in Chengdu and has expanded to neighboring cities including Meishan City and Mianyang City in Sichuan province, China. With the expansion of our customer base, the demand for our services has grown in recent years. We generate revenues primarily through contracting services consisting of sales of products and provision of services. During the fiscal year ended September 30, 2024 and 2023, our revenues were approximately $15.5 million and $15.3 million, respectively. We generated net income of approximately $1.0 million and $1.5 million for the fiscal year ended September 30, 2024 and 2023, respectively.

Revenue Model

We derive our income from three main sources: construction projects (including equipment sales and installation services), sales of products, and installation, maintenance and repair services. Our primary products for sale are central air conditioners for commercial clients.

Competitive Strengths

We believe that the following strengths contribute to our growth and differentiate us from our competitors:

●	Long-standing relationships with major customers. We have established long-term relationships with our major customers. For example, two of our top five customers for the fiscal years ended September 30, 2024 and 2023 have engaged us for service periods ranging from approximately eight years to over ten years. Since 2016, we have signed 81 contracts with two of our top five customers, both of which are real estate developers that focuses on high-end mixed-use real estate development and operation, such as the Chengdu “Luhu Ecological City” project which covers an area of 8,300 acres and has an estimated development cycle of 20 years that has been ongoing for 10 years. We believe that as we consistently serve the customers’ needs to their satisfaction, we have established a good relationship with our customers and are therefore often invited to submit tenders. As of the date of this prospectus, we are on the approved list for tender invitations for 46 customers.

●	Stable relationships with our key suppliers and subcontractors. We have established stable business relationships with our key suppliers and subcontractors. Over the years, we have maintained enduring partnerships with our top five suppliers, spanning a period of approximately 3 to 13 years. Maintaining good and longstanding relationships with our suppliers and subcontractors empowers us to negotiate competitive prices effectively and ensure a reliable supply of equipment and materials as well as services. In addition, we have cooperated with our top two subcontractors for a period of approximately two years. By maintaining a stable relationship with our subcontractors, our customers benefit from a consistent quality of service, timely delivery of works and less likely to incur cost overruns.

●	Efficient tendering process and cost control management. Leveraging our years of operating experience and expertise in the HVAC services industry, we have developed an efficient and systematic tender review process. The tender review process involves multiple stages to ensure a correct estimation of the potential costs of the projects, effective distribution of resources and competitive pricing to our customers while maintaining an acceptable profit margin. Our management team is highly experienced in predicting project costs accurately, as it is our practice of providing lump-sum fee quotations. Our cost analysis and accurate predictions allow us to maintain a healthy profit margin and deliver exceptional value to our clients

●	Competitive advantages brought by well-known brands. Competitive advantages for HVAC service providers are often brought by the brands of the products offered. We utilize our industry knowledge and strong brand relationships to guide our clients, including high-end and mid-end real estate development developer clients and commercial infrastructure project customers, in their brand selection. Our expertise helps them make informed purchase decisions based on their specific project requirements. Since 2011, we have been a distributor for Toshiba, a renowned air conditioning manufacturer; since 2019, we have been a distributor for Gree, another leading air conditioning manufacturer in China; and since 2020, we have been the authorized representative for AO Smith, a well-known brand in engineering projects and the authorized sales dealer for Midea air conditioning. Currently, high-end real estate developers prefer to purchase Toshiba air conditioners due to the brand’s reputation for flexible service mechanisms and high-quality cost-performance ratio.

●	Premium works and services, and safety and environmental assurance. We place extensive emphasis on safety and quality control as they can directly affect our reputation, service quality and profitability, which are our customers’ key assessment criteria in selecting their service providers. We have adopted a set of comprehensive occupational health and safety measures to prevent the occurrence of accidents. Our technicians are qualified professionals who hold certifications such as the Registration Certificate of Associate Constructor of the PRC, Safety Production Examination Certificate of Person in Charge of Construction Enterprises, and Special Operating Certificates in Electrical Work, including Low Voltage Electrical Work. These qualifications validate the skills, service quality and expertise of our team members in their respective fields.

●	Experienced management team. We have an experienced and passionate management team that has steered the acceleration of our growth and set our strategic direction, all underpinned by a unified purpose of providing integrated quality services to our customers. Our company culture, strategic vision and operational execution are driven by our founder, Ms. Ke Chen. Ms. Chen is an entrepreneur who has been engaged in the HVAC services industry for over a decade and has accumulated extensive experience. We believe that insights and capabilities of our management team can effectively help us understand, analyze and monitor our industry trends and customers’ desires as well as build good business relations, thus cultivating more opportunities for our business growth.

Growth Strategies

We intend to grow our business using the following key strategies:

●	Acquiring reputable brands’ distributor qualifications through the acquisition of companies which possess such qualifications. The HVAC market in China is dominated by a few well-known air-conditioning brands. These well-known brands have established themselves as market leaders, enjoying widespread recognition and consumer trust. Since 2011, we have been a distributor for Toshiba, a renowned air conditioning manufacturer; since 2019, we have been a distributor for Gree, another leading air conditioning manufacturer in China; and since 2020, we have been the authorized representative for AO Smith, a well-known brand in engineering projects. To constantly expand our product offerings, we plan to acquire additional qualifications, including but not limited to Toshiba Control System Solutions wholesale distributor qualification and Mitsubishi Electric wholesale distributor qualification in Sichuan Province, through the acquisition of companies which possess such qualifications. These qualifications offer several benefits, such as priority access to products potentially at a lower cost, exclusive pricing and discounts to increase profit margins, increased credibility and reputation in the market, access to technical support for increased sales and customer satisfaction, and training and development opportunities to improve skills in selling and servicing the brand’s products.

●	Establishing comprehensive sales channels and expanding into the retail market. Our commitment to providing top-quality products and services is reflected in our efforts to establish comprehensive sales channels by integrating secondary and retail market channels. As a wholesaler and a service provider, we provide our channels with comprehensive support services, including product wholesale, system design, installation services, and after-sales maintenance. Additionally, we plan to expand into the retail market by offering integrated home-use product systems that provide comprehensive cooling, heating, and ventilation services. Our goal is to provide our customers with high-quality and seamless home comfort solutions, and we offer comprehensive system integration services that encompass not only product sales but also design and installation to achieve this strategy.

●	Expanding our product and service offerings through a multi-channel approach. We plan to coordinate with the customers’ property management teams before property handover, ensuring seamless installation and positioning ourselves as a premium provider in the market. We will leverage various advertising channels and our sales team to directly reach potential customers, providing comprehensive post-installation services, such as soft furnishings integration and additional services, such as water filtration systems and installation of wall and cabinet systems, to enhance customer experience. We will also work closely with property developers to create model homes and offer regular system maintenance services, providing a holistic solution that enhances the value of our products and services to customers.

●	Investing in technologies to improve service quality, enhance customer experience and boost operational efficiency. We will continue to develop our business process management (“BPM”) system in collaboration with a third-party software developer. The system will include a mobile app, an open supplier portal, and a proprietary supply chain platform for in-house use. We believe this system can effectively assist us to increase installation efficiency and reduce environmental impact and the integration of new technologies into our operations will differentiate ourselves from our competitors, and lead to increased profitability and a stronger competitive position in the industry.

●	Attracting, developing, and retaining top talent to support our growth. We plan to offer competitive compensation packages and opportunities for career advancement to attract and hire experienced sales managers to support our entry into new markets and services. We will also invest in training programs for all levels, providing ongoing development opportunities for our managers and staff from both management and technical perspectives. Our focus will be on attracting and developing top talent for our sales, technical, and management teams. We believe that by investing in our employees, we can enhance our competitiveness and ensure our long-term success in the market.

Our Corporate History and Structure

WF is a Cayman Islands holding company incorporated on March 2, 2023. Structured as a holding company with no material operations, WF conducts substantially all of its operations in China through its PRC subsidiary, Shanyou HVAC.

We started our business in the HVAC industry in June 2009 through Shanyou HVAC. With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in January 2023 and completed it in May 2023.

 On March 22, 2023, Shanyou HK was incorporated as a Hong Kong limited company and a wholly-owned subsidiary of WF. Shanyou HK is a holding company with no business operations. On April 28, 2023, Sichuan Shanyou was incorporated as a limited liability company under the laws of China and a wholly foreign-owned subsidiary of Shanyou HK. Sichuan Shanyou is also a holding company with no business operations.

In May 2023, Sichuan Shanyou acquired the 100% equity interest of Shanyou HVAC from the two shareholders of Shanyou HVAC, Ke Chen and Jinshan Yao.

In December 2023, we incorporated WF Nevada under the laws of the State of Nevada in the United States, as a wholly-owned subsidiary of WF, in connection with our plan to explore opportunities in the overseas market.

On April 2, 2025, we closed the initial public offering of our ordinary shares (the “IPO”) for aggregate gross proceeds of $5,600,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on the Nasdaq Capital Market on April 1, 2025 under the symbol “WXM.”

The diagram below shows our corporate structure as of the date of this prospectus:

Dividends and Other Distributions

WF is a holding company with no material operations of its own and does not generate any revenue. We currently conduct substantially all of our operations through Shanyou HVAC. We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, there were no cash flows between our Cayman Islands holding company and our subsidiaries, or among our PRC subsidiaries.

The transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 in China to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is violations of public orders or good morals; or (vi) the lending is in violations of mandatory provisions of laws or administrative regulations. As advised by our PRC counsel, Yuan Tai Law Offices, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations for ordinary production and business purposes. We have not been notified of any other restriction which could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries within PRC.

Based on the advice of our counsel as to Cayman Islands law, Maples and Calder (Hong Kong) LLP, there are no limitations imposed by Cayman Islands law on WF’s ability to transfer cash or pay dividend or other distributions in cash to its shareholders, other than as set out under the section titled “Dividend Policy”. Among WF and its subsidiaries, cash can be transferred from WF and Shan You International Group Limited as needed in the form of capital contributions or shareholder loans, as the case may be, to the PRC subsidiaries as we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through capital contributions or loans, and only if we satisfy the applicable government registration and approval requirements in China. We believe, as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except transfer of funds involving money laundering and criminal activities. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. Any gain realized on the transfer of ordinary shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. Further, to the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets. As of the date of this prospectus, no transfers, dividends or other distributions have been made from our subsidiaries to our Cayman Islands holding company or the investors out of the PRC, including U.S. investors, and no transfers, loans, or capital contributions have been made from our Cayman Islands holding company to any of our subsidiaries or the investors out of the PRC, including the U.S. investors.

However, there are limitations on our ability to transfer cash between us and our U.S. investors. Dividend distribution to our foreign investors must be reviewed by a bank designated by the State Administration of Foreign Exchange of China (the “SAFE”) that processes outward remittance of profits. The review will include reasonable examination of transaction documents. Upon review and approval by the designated bank, our WFOE in China may remit dividends to Shanyou HK, unless the PRC government temporarily introduces relevant policies that prevent WFOE from remitting dividends to Shanyou HK in a timely manner. Notwithstanding the foregoing, we intend to retain all of our available funds and any future earnings after this offering and cash proceeds from overseas financing activities, including this offering, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. As of the date of this prospectus, no transfers, dividends or other distributions have been made between our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us based on current statutory limits to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

Our subsidiary, Shanyou HVAC, has maintained cash flow management policies. Each transfer of cash within our subsidiary, Shanyou HVAC, is subject to internal approvals from at least two manager-level personnel, including submitting supporting documentation (such as payment receipts or invoices), reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of mainland China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

Summary of Risks Affecting Our Company

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” beginning on page 19 of this prospectus and “Item 3.D. Risk Factors” in our 2024 Annual Report incorporated by reference in this prospectus. We urge you to read “Item 3.D. Risk Factors” in our 2024 Annual Report and this prospectus, including “Risk Factors” beginning on page 19 of this prospectus, in full. Our principal risks may be summarized as follows:

Risks Related to Doing Business in China

We are subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

●	The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — The CSRC has recently released the Trial Measures for China-based companies seeking to conduct overseas offering and listing in foreign markets. Under the Trial Measures, the PRC government exerts more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless” beginning on page 9 of the 2024 Annual Report.

●	Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” beginning on page 10 of the 2024 Annual Report.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations” beginning on page 11 of the 2024 Annual Report.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless” beginning on page 11 of the 2024 Annual Report.

●	The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us. See “Item 3. Key Information - D. Risk Factors — The rules and regulations in China can change quickly with little advance notice and uncertainties in the interpretation and enforcement of PRC laws, rules and regulations could limit the legal protections available to you and us” beginning on page 11 of the 2024 Annual Report.

●	To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — To the extent cash or assets in our business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong in the event of any interventions in or the imposition of restrictions and limitations on the ability of our company and our subsidiaries by the PRC government to transfer cash or assets, which may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” beginning on page 13 of the 2024 Annual Report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, our executive officers or directors based on foreign laws. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws” beginning on page 14 of the 2024 Annual Report.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” beginning on page 17 of the 2024 Annual Report.

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — We rely on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to transfer cash out of China and/or make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” beginning on page 18 of the 2024 Annual Report.

●	Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditor. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information - D. Risk Factors — Risks Related to Doing Business in China — Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, the Accelerating Holding Foreign Companies Accountable Act which was enacted on December 29, 2022 amends the HFCA Act and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three” beginning on page 21 of the 2024 Annual Report.

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

●	Our business relies on successful tenders and any failure of ours to secure tender contracts could materially adversely affect our operations and financial results. See “Item 3. Key Information - D. Risk Factors - Our business relies on successful tenders and any failure of ours to secure tender contracts could materially adversely affect our operations and financial results” beginning on page 23 of the 2024 Annual Report.

●	Error or inaccurate estimation of project duration or costs may result in substantial loss or adversely affect our revenue and profitability. See “Item 3. Key Information - D. Risk Factors - Error or inaccurate estimation of project duration or costs may result in substantial loss or adversely affect our revenue and profitability” beginning on page 26 of the 2024 Annual Report.

●	Our revenue and profit margin are subject to fluctuations driven by various factors and our past revenue and profit margin may not be indicative of our future financial performance. See “Item 3. Key Information - D. Risk Factors - Our revenue and profit margin are subject to fluctuations driven by various factors and our past revenue and profit margin may not be indicative of our future financial performance” beginning on page 26 of the 2024 Annual Report.

●	Some of our major customers require access to substantial financing. Their failure to obtain adequate financing in a timely manner could affect our financial performance and condition. See “Item 3. Key Information - D. Risk Factors – Some of our major customers require access to substantial financing. Their failure to obtain adequate financing in a timely manner could affect our financial performance and condition” beginning on page 24 of the 2024 Annual Report.

●	We may not be able to receive the full amount due from customers for our work. See “Item 3. Key Information - D. Risk Factors - We may not be able to receive the full amount due from customers for our work” beginning on page 27 of the 2024 Annual Report.

●	Over reliance on our major suppliers may adversely affect our business operation in the event of supply chain disruptions. See “Risk Factors - Over reliance on our major suppliers may adversely affect our business operation in the event of supply chain disruptions” beginning on page 19 of this prospectus.

●	Unsatisfactory performance by our subcontractors or the unavailability of subcontractors may adversely affect our operations and profitability. See “Item 3. Key Information - D. Risk Factors - Unsatisfactory performance by our subcontractors or the unavailability of subcontractors may adversely affect our operations and profitability” beginning on page 28 of the 2024 Annual Report.

●	Changes in U.S. and international trade policies, particularly with regard to China, and the ongoing trade war between China and the United States, may adversely impact our business and operating results. See “Item 3. Key Information - D. Risk Factors - Changes in U.S. and international trade policies, particularly with regard to China, and the ongoing trade war between China and the United States, may adversely impact our business and operating results” beginning on page 19 of this prospectus.

●	We have identified a material weakness in our internal controls over financial reporting. If we do not adequately remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares. See “Item 3. Key Information - D. Risk Factors - We have identified a material weakness in our internal controls over financial reporting. If we do not adequately remediate this material weakness, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our shares” beginning on page 32 of the 2024 Annual Report.

Risks Related to this Offering and Ownership of our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to ordinary shares and this offering, including, but not limited to, the following:

●	An active trading market for our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly. See “Item 3. Key Information - D. Risk Factors - An active trading market for our ordinary shares may not develop and the trading price for our ordinary shares may fluctuate significantly” beginning on page 34 of the 2024 Annual Report.

●	This is a “best-efforts” offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans. See “Item 3. Key Information - D. Risk Factors - This is a ‘best-efforts’ offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans” beginning on page 20 of this prospectus.

●	The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors. See “Item 3. Key Information - D. Risk Factors - The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors” beginning on page 34 of the 2024 Annual Report.

●	You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering. See “Item 3. Key Information - D. Risk Factors – You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering” beginning on page 20 of this prospectus.

●	Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities. See “Item 3. Key Information - D. Risk Factors - Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities” beginning on page 34 of the 2024 Annual Report.

●	If our share price fluctuates after this offering, you could lose a significant part of your investment. See “Item 3. Key Information - D. Risk Factors - If our share price fluctuates after this offering, you could lose a significant part of your investment” beginning on page 21 of this prospectus.

●	If we do not meet the Nasdaq continued listing standards, Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions. See “Item 3. Key Information - D. Risk Factors - Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions” beginning on page 21 of this prospectus.

●	We may need additional capital but may not be able to obtain it on favorable terms or at all. See “Item 3. Key Information - D. Risk Factors - We may need additional capital but may not be able to obtain it on favorable terms or at all” beginning on page 21 of this prospectus.

Regulatory Developments in China

The PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”) and the Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC which was recently amended on June 24, 2022 and came into effect on August 1, 2022 (“Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and last amended in 2018, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the Measures for the Safety Examination of Foreign Investment. In addition, the PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage.

In addition, on July 10, 2021, the Cyberspace Administration of China (the “CAC”) issued the Measures for Cybersecurity Review (Revision Draft for Comments) for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) which were promulgated and became effective on February 15, 2022, provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further list the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the new rules, companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On February 17, 2023, the CSRC released the Trial Measures, effective March 31, 2023. The Trial Measures apply to overseas securities offerings and/or listings conducted by (i) companies incorporated in the PRC (“PRC domestic companies”), directly and (ii) companies incorporated overseas with operations primarily in the PRC and valued on the basis of interests in PRC domestic companies (the “indirect offerings”). An equity or equity linked securities offering by an overseas company will be deemed an indirect offering if (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following three circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” The Trial Measures requires (1) the filings of the overseas offering and listing plan by the PRC domestic companies with the CSRC within three business days after the relevant application is submitted overseas regulatory authorities or stock exchanges, and (2) the filing of their underwriters with the CSRC within ten business days after signing its first engagement agreement for such business and the submission of an annual report on its business activities in the previous year associated with the overseas securities offering and listing by PRC domestic companies to the CSRC no later than January 31 of each year. The Trial Measures further provides that, any post-listing follow-on offering by an issuer in an overseas market, including issuance of shares, convertible notes, exchangeable notes and preferred shares, shall be subject to the filing requirement within three business days after the completion of the offering.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Overseas Filing, which, among others, clarifies that: (i) on or prior to the effective date of the Trial Measures, the PRC domestic companies that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges may reasonably arrange the timing for submitting their filing applications with the CSRC, and should complete the filing before the completion of their overseas offering and listing; (ii) a six-month transition period will be granted to PRC domestic companies which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges (such as the completion of registration in the market of the United States), but have not completed the indirect overseas listing; and follow-on offerings of such companies will need to comply with the Trial Measures.

Based on the advice of our PRC counsel, Yuan Tai Law Offices, as our PRC subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal year ended September 30, 2024, and the key components of our operations are carried out in the PRC, this offering will be considered an indirect offering and we are subject to the filing requirements under the Trial Measures. We plan to submit the CSRC filing in connection with this offering within three business days after the closing of this offering. If we do not obtain the permissions and approvals of the filing procedure for this offering or any subsequent offering in a timely manner under PRC laws and regulations, we may be subject to investigations by competent PRC regulators, fines or penalties, and we may be ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On February 24, 2023, the CSRC, the Ministry of Finance of the PRC, the National Administration of State Secrets Protection and the National Archives Administration of China jointly published the Provisions on Strengthening the Confidentiality and Archives Management Work Relating to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration”), which became effective on March 31, 2023. The Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities (either in direct or indirect means), the domestic entities, and securities companies and securities service institutions (either incorporated domestically or overseas) that provide relevant securities service shall strictly implement the provisions of relevant PRC laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the entities shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. Working papers produced in mainland China by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in mainland China. Where such documents need to be transferred or transmitted to areas outside of mainland China, relevant approval procedures stipulated by regulations shall be followed. We believe that this offering does not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the Confidentiality and Archives Administration. The specific requirements of the relevant procedures are currently unclear and we cannot be certain whether we will be able to complete the relevant procedures.

As advised by our PRC counsel, Yuan Tai Law Offices, as of the date of this prospectus, except for those licenses and permissions held by our PRC subsidiaries set forth in the table below under “ – Regulatory Permissions” and the required filings with the CSRC, neither WF nor any of its subsidiaries is currently required to obtain any other regulatory approvals or permissions from the CSRC, the CAC, or any other relevant PRC regulatory authorities for their business operations, our offering (including the sales of securities to foreign investors) in the U.S. under any existing PRC law, regulations or rules, nor have we received any inquiry, notice, warning, sanctions or regulatory objection to our business operations, our offering and listing in the U.S. from the CSRC, the CAC, or other PRC regulatory authorities. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC or other PRC regulatory authorities required for our business operations and offerings. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. If it is determined in the future that additional approval or permissions of the CSRC, the CAC or any other regulatory authority is required for the business operations and this offering and we do not receive or maintain the approvals or permissions, or we inadvertently conclude that such approvals or permissions are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approvals or permissions in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The CSRC, the CAC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our securities. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

Regulatory Permissions

As of the date of this prospectus, we and our PRC subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiaries.

Company	License/Permission	Issuing Authority	Validity

Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd.	Business License	Chengdu Market Supervision and Administration Bureau	Long term

Chengdu Shanyou HVAC Engineering Co., Ltd.	Business License	Chengdu Wuhou District Administrative Examination and Approval Bureau	Long term

	Safety Manufacturing License	Department of Housing and Urban-Rural Development of Sichuan Province	February 27, 2023 to February 27, 2026

	Construction Industry Enterprises Qualification Certificate	Department of Housing and Urban-Rural Development of Sichuan Province	Valid through November 29, 2029

As advised by our PRC counsel, Yuan Tai Law Offices, as of the date of this prospectus, except for those licenses and permissions held by our PRC subsidiaries set forth above and the required filings with the CSRC, neither WF nor any of its subsidiaries is currently required to obtain any other regulatory approvals or permissions from the CSRC, the CAC, or any other relevant PRC regulatory authorities for their business operations, our offering (including the sales of securities to foreign investors) and our listing in the U.S. under any existing PRC law, regulations or rules, nor have we received any inquiry, notice, warning, sanctions or regulatory objection to our business operations, our offering and listing in the U.S. from the CSRC, the CAC, or other PRC regulatory authorities.

However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the CAC or any other regulatory authority is required for our operations or this offering, we may face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. Furthermore, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless.

Recent Developments

On April 2, 2025, we closed the IPO for aggregate gross proceeds of $5,600,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on the Nasdaq Capital Market on April 1, 2025 under the symbol “WXM.”

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period.

Implications of Being a Foreign Private Issuer

We report under the Exchange Act, as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

●	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

●	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

●	the sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We are required to file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Implications of Being a Controlled Company

Our director and Chief Executive Officer, Ms. Ke Chen, beneficially owns a majority of our ordinary shares as of the date of this prospectus and we are a “controlled company” as defined under the Nasdaq Listing Rules. For so long as we are a ”controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a ”controlled company” could cause our ordinary shares to look less attractive to certain investors or otherwise harm the trading price of our ordinary shares.

Corporate Information

Our principal executive offices are located at No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road, Chengdu, Sichuan, China 610041, and our telephone number is +86 (28) 86210882. Our registered office in the Cayman Islands is at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as our directors may at any time decide. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711.

THE OFFERING

Securities Offered by Us

Up to [ ] Units, with each Unit consisting of one (1) ordinary share and one (1) Warrant to purchase one (1) ordinary share, on a reasonable best-efforts basis, at an assumed public offering price of $2.28 per Unit, which was the reported closing price of our ordinary share on Nasdaq on June 4, 2025.

The ordinary shares and the Warrants underlying the Units are immediately separable and will be issued separately in this offering.

Each Warrant issued in this offering will have an exercise price of $[ ] per whole share and will be exercisable from the initial issuance date until they expire on the five-year anniversary of the original issuance date.

Size of Offering	Up to $[ ] of Units
Ordinary Shares Outstanding Prior to This Offering	6,900,000 ordinary shares
Ordinary Shares to Be Outstanding Immediately After Completion of This Offering (1)	[ ] ordinary shares
Use of Proceeds

The net proceeds to us from this offering, after deducting the Placement Agent commissions and estimated offering expenses payable by us, will be approximately $[ ] based on the assumed public offering price of $[ ] per Unit.

The net proceeds received by us from this offering will be used for (i) approximately 20% for talent acquisition and (ii) approximately 80% for general corporate and working capital purposes.      See “Use of Proceeds.”

Placement Agent Warrants	This prospectus also registers the ordinary share purchase warrants issued to the Placement Agents by us (which we refer to herein as the Placement Agent Warrants) to purchase [ ] ordinary shares (or 5.0% of the ordinary shares included as part of the Units sold in this offering) and our ordinary shares issuable upon exercise of the Placement Agent Warrant. The Placement Agent Warrants are being issued to the Placement Agents as a portion of the Placement Agent compensation payable in connection with this offering. The Placement Agent Warrants shall contain customary “cashless exercise” provisions, have a term of five years from the commencement date of sales in this offering, and shall be initially exercisable at any time, and from time to time, in whole or in part, commencing six months after the closing of this offering at an exercise price of 100% of the public offering price of the Units sold in this offering. Please see “Plan of Distribution — Placement Agent Warrants” for further information.

Nasdaq symbol	“WXM”
Risk Factors	Investing in our ordinary shares is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 19 and the other information in this prospectus as well as section entitled “Item 3.D. Risk Factors” in our 2024 Annual Report incorporated by reference in this prospectus for a discussion of the factors you should consider carefully before you decide to invest in our ordinary shares.
Lock-Up

Pursuant to the Placement Agency Agreement, the Company, on behalf of itself and any successor entity, will agree that, without the prior written consent of the Placement Agents, for a period of six (6) months from the Closing, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company; or (b) file or cause to be filed any registration statement with the Commission relating to the offering of ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company, without written consent by the Placement Agents.

Subject to certain exceptions provided in the lock-up agreements with such persons, the Company’s directors and officers and holders of five percent (5%) or more of the Company’s outstanding ordinary shares as of the effective date of the Registration Statement will enter into customary “lock-up” agreements in form mutually agreeable among the Company, the Placement Agents for a period of six (6) months from the date of the offering.

The Placement Agents may, in their sole discretion and without notice, waive the terms of any of these lock-up agreements.

In addition, in connection with our IPO, we, our executive officers, directors, and our existing shareholders holding five percent (5%) or more of our ordinary shares prior to our IPO have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of six (6) months following the closing of our IPO (which closed on April 2, 2025). See “Plan of Distribution” beginning on page 38 for more information.

Transfer Agent	The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598.

(1)	The number of our ordinary shares to be outstanding upon completion of this offering will be [ ] shares, which is based on 6,900,000 ordinary shares outstanding as of the date of this prospectus, and excludes, as of the date of this prospectus:

●	[ ] ordinary shares issuable upon the exercise of the Warrants;

●	[ ] ordinary shares issuable upon the exercise of the Placement Agent Warrants; and

●	70,000 ordinary shares issuable upon the exercise of warrants issued to the Placement Agents, solely in their capacity as the representatives of the underwriters in our IPO (the “IPO Representatives’ Warrants”).

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information included or incorporated by reference in this prospectus before making an investment in our ordinary shares, including the section entitled “Item 3.D. Risk Factors” in our 2024 Annual Report incorporated by reference in this prospectus. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our Company or investments worldwide described below and included or incorporated by reference elsewhere in this prospectus.

Over reliance on our major suppliers may adversely affect our business operation in the event of supply chain disruptions.

We work closely with our major suppliers to ensure smooth business operations. For the fiscal years ended September 30, 2024, 2023 and 2022, 38.9%, 28.2% and 58.9% of our total purchase for equipment and material was allocated towards purchasing equipment from Toshiba. We take pride in our wholesale distributor qualification status obtained from Toshiba. However, our wholesale distributor contract with Toshiba is subject to early termination if we fail to maintain a certain level of sales performance.

We have not entered into any long-term agreements with our suppliers of HVAC systems. Therefore, we cannot guarantee the stability or quality of the materials, consumables, or subcontracting services from our existing suppliers. If any of our major suppliers cease to operate, we may be forced to find alternative sources, which could impact on our profitability and financial performance. We are developing plans to prepare for any potential disruptions of our supply chain, including, without limitation, developing long-term agreements, improving supplier management and communication, and developing contingency plans for suppliers. However, there is no assurance that we can source from alternative suppliers at similar costs and quality levels.

Changes in U.S. and international trade policies, particularly with regard to China, and the ongoing trade war between China and the United States, may adversely impact our business and operating results.

Trade-related tensions between the United States and China remain an important source of potential risk. There have recently been significant changes to international trade policies and tariffs affecting imports and exports. Any significant increases in tariffs on goods or materials or other changes in trade policy, particularly with regard to China, could negatively affect our business and operating results.

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. As of the date of this prospectus, we do not have any revenue generated outside mainland China. Nevertheless, the imposition of tariffs, to the extent further escalated, may cause global economic turmoil and thus, may have a material adverse effect on our business and results of operations. The institution of trade tariffs globally, and between the U.S., on the one hand, and China and other jurisdictions, on the other, specifically, may negatively impact the affected countries’ economic conditions, which could negatively affect demand for our services and products in China and materially and adversely affect our business and results of operations of our customers in the affected markets. We continue to closely monitor developments in international trade policy and assess potential impacts on our operations and financial performance.

This is a “best-efforts” offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.

The Placement Agents have agreed to use their reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agents have no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue the business plans outlined in this prospectus. Thus, we may not raise the amount of capital we believe is required for our business and may need to raise additional funds, which may not be available or available on terms acceptable to us.

Future sales of our securities in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Many of our equity holders existing prior to our IPO have substantial unrecognized gains on the value of the equity they hold, and therefore they may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our ordinary shares. All of the ordinary shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

In connection with this offering, pursuant to the Placement Agency Agreement, the Company, on behalf of itself and any successor entity, will agree that, without the prior written consent of the Placement Agents, for a period of six (6) months from the closing of this offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company; or (b) file or cause to be filed any registration statement with the Commission relating to the offering of ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company, without written consent by the Placement Agents.

Subject to certain exceptions provided in the lock-up agreements with such persons, the Company’s directors and officers and holders of five percent (5%) or more of the Company’s outstanding ordinary shares as of the effective date of the Registration Statement will enter into customary “lock-up” agreements in form mutually agreeable among the Company, the Placement Agents for a period of six (6) months from the date of the offering.

The Placement Agents may, in their sole discretion and without notice, waive the terms of any of these lock-up agreements.

In addition, pursuant to certain “lock-up” agreements in connection with our IPO, our executive officers, directors and all of our existing shareholders and holders prior to our IPO holding five percent (5%) or more of our ordinary shares and securities exercisable for or convertible into our ordinary shares immediately upon the closing of our IPO, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the representative of the underwriters, for a period of six (6) months following the closing of our IPO. The lock-up agreement is subject to specified exceptions. In addition, our company has agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the representative of the underwriters, for a period of six (6) months following the closing of our IPO. These agreements are further described in the section entitled “Plan of Distribution.” Notwithstanding the foregoing, such restricted period may be terminated earlier under certain circumstances.

After the expiration of such lock-up agreements or market stand-off provisions, or if such restrictions are waived, if these shareholders sell substantial amounts of ordinary shares in the public market or if the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The public offering price of our Units will be substantially higher than the net tangible book value of our ordinary shares. If you purchase ordinary shares in this offering, you will suffer immediate dilution of $ per share, representing the difference between our net tangible book value per share as of September 30, 2024 and the assumed public offering price of $1.95 per Unit, which is the reported sale price of our ordinary shares on Nasdaq on May 29, 2025.  See “Dilution.”

If our share price fluctuates after this offering, you could lose a significant part of your investment.

The market price of our ordinary shares may be influenced by many factors, some of which are beyond our control, including actual or anticipated variations in our operating results; the failure of financial analysts to cover our ordinary shares after this offering or changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates or changes in the recommendations of any financial analysts that elect to follow our ordinary shares or the shares of our competitors; announcements by us or our competitors of significant contracts or acquisitions; technological innovations by us or our competitors; future sales of our shares; and investor perceptions of us and the industries in which we operate. In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. Such litigation, if instituted against us, could adversely affect our financial condition or results of operations.

If we do not meet the Nasdaq continued listing standards, Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our ordinary shares are listed on the Nasdaq under the symbol “WXM.” We cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). We cannot assure you that we will continue to meet those continued listing requirements.

If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that our ordinary shares come within the definition of “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares are listed on Nasdaq, our ordinary shares are covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash resources due to future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets and PRC governmental regulations over foreign investment in the PRC. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

There is no public market for the Warrants being offered in this offering, so an investment in the Warrants should be considered illiquid.

There is no established trading market for the Warrants being offered in this offering and we do not expect a market to develop. In addition, we do not intend and are not obligated to apply to list the Warrants on any national securities exchange or other nationally recognized trading system, including The Nasdaq Capital Market. Without an active trading market, the liquidity of the Warrants will be very limited.

Holders of our Warrants will have no rights as shareholders until they acquire our ordinary shares, if ever.

If you acquire the Warrants to purchase our ordinary shares in this offering, you will have no rights with respect to our ordinary shares until you acquire such ordinary shares upon exercise of your warrants. Upon exercise of your Warrants, you will be entitled to exercise the rights of a holder of ordinary shares only as to matters for which the record date occurs after the exercise date.

Techniques employed by short sellers may drive down the market price of the ordinary shares

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily for research and development, talent acquisition and working capital purposes. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we hold, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary”, “Industry” and “Risk Factors” of this prospectus, the sections entitled “Item 3.D. Risk Factors”, “Item 4.B. Business Overview”, and “Item 5. Operating and Financial Review and Prospects” in our 2024 Annual Report incorporated by reference in this prospectus, as well as our consolidated financial statements and notes related thereto incorporated by reference in this prospectus. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our dependence on growth in the demand for our services;

●	our ability to compete effectively;

●	our dependence on a small number of suppliers for a substantial portion of our supplies;

●	our dependence on a limited number of customers for a substantial portion of our revenues;

●	implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

●	our ability to obtain projects through tenders;

●	our ability to accurately estimate project execution timeframe, project duration or costs;

●	our ability to expand into new businesses, industries or internationally and to undertake mergers, acquisitions, investments or divestments;

●	general economic and political conditions, including those related to the HVAC services industry;

●	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activities;

●	our ability to complete work in accordance with our customers’ project schedules; and

●	other factors in the “Risk Factors” section in this prospectus.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Statistical data in these publications also include projections based on a number of assumptions. While we believe these industry publications and third-party research, surveys and studies are reliable, you are cautioned not to give undue weight to this information.

In addition, the new and rapidly changing nature of the HVAC services industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

INDUSTRY

The HVAC services industry in China has experienced significant growth in recent years. China’s rapid economic development, increasing urbanization, rising disposable incomes, and growing awareness of environmental and health concerns have all contributed to the expansion of the HVAC services market. As a result, the demand for high-quality HVAC services and solutions has soared. According to TechNavio, a provider of market and consumer data, the global HVAC services market was valued at approximately $69.03 billion in 2022 and is estimated to grow to approximately $144.1 billion in 2027, representing a compounded annual growth rate of 15.86% between 2022 and 2027.

Global - HVAC Services Market Size and Forecast 2022-2027

Year	2022	2023	2024	2025	2026	2027
Market size ($ billion)	69.03	75.42	86.00	100.66	118.67	144.10

Source: Developed by TechNavio.

The HVAC services market is further segmented into non-residential and residential markets. According to TechNavio, the residential segment will grow at a compounded annual growth rate of 20.97% between 2022 and 2027. Residential will be the fastest growing segment within the overall market and will grow from approximately $14.66 billion in 2022 to approximately $37.98 billion in 2027. Residential segment will contribute 31.06% of the incremental growth in the overall market between 2022 and 2027. We have been collaborating with property development companies that offer high-end fully furnished homes and anticipate further growth as we continue to capitalize on the opportunities presented by the residential segment of the HVAC services market.

We believe our business will grow together with this booming global market and we are ready to expand with the growth opportunity based on the following factors:

●	China’s HVAC service market has shown strong growth and is expected to continue. According to TechNavio, in 2022, China contributed 28.32% to the global HVAC services market. The global HVAC services market will retain its high growth during the period of 2022 to 2027, owing to the high growth potential of China. The year-on-year growth rate in China during 2022 to 2027 will vary between 9.05% and 21.24%. China is likely to retain its leadership in the market in 2027, estimated to grow at a compounded annual growth rate of 15.66% between 2022 and 2027. The market is experiencing substantial growth, primarily due to increasing construction activities and a rising population.

●	HVAC service market is anticipated to thrive with the Chengdu-Chongqing Economic Circle. The master plan for the construction of the Chengdu-Chongqing economic circle issued by the Chinese Central Committee and State Council in October 2021, identifies Chengdu, certain districts in Chongqing, and 14 other Sichuan cities as the “Chengdu-Chongqing Economic Circle”. Covering an area of approximately 45.7 million acres, the Chengdu-Chongqing Economic Circle had a population of over 98 million as of 2023 and a GDP of 8.7 trillion yuan (about 1.2 trillion U.S. dollars) as of 2024, creating a huge market in the hinterland of China’s western region. The strong economy in the region provides a solid foundation for development. The per-capita GDP reached over RMB100,000 in Chongqing (according to statistics cited by a local newspaper in Chongqing) and RMB109,669 in Chengdu during 2024 (the per-capita GDP of Sichuan Province as a whole was RMB77,333 during 2024) (according to statistics published by local bureau of statistics). The economic scale and potential of the Chengdu-Chongqing region will contribute to building a strong domestic market. The strong economy in the regions coupled with the new urbanization plan promoted by the Chinese government will provide a great market opportunity to the construction industry in Chengdu-Chongqing region, which in turn will promote the ancillary services industries, such as HVAC services industry. We have been operating our business in the heart of the Chengdu-Chongqing Economic Circle since 2009 and believe that we are well-positioned to capitalize on this growth opportunity and contribute to the region’s development within the circle.

●	Our chosen brand partner adeptly embraces the green development trend in China. The global warming phenomenon has led to increased demand for HVAC installation services. As temperatures continue to rise, the need for effective climate control solutions becomes imperative. China’s Ministry of Construction and the Ministry of Science and Technology released the “Outline of the 14th Five-Year Plan for National Economic and Social Development of the People’s Republic of China and Vision in 2035”, which has clarified the goal of deeper development for green building and building energy efficiency in China, providing a clear development orientation for the entire country and construction industry. Toshiba air-conditioners have consistently been recognized in China as one of the most energy-saving air conditioning equipment and have won ECCJ Japan Energy Conservation Award 32 times since the Energy Conservation Center in Japan (ECCJ) commenced such award program in 1990. Toshiba air conditioning equipment have become one of the go-to brands in China when it comes to energy-saving air-conditioners. Since 2011, we have been a distributor for Toshiba, we are an authorized dealer of Toshiba air conditioning equipment and are authorized to install Toshiba air conditioners. Our partnership with Toshiba positions us to meet the growing demand for energy-efficient HVAC solutions. By offering Toshiba products and leveraging their reputation for energy savings, we can capture a larger market share and contribute to the sustainable development goals of the industry.

●	Rising awareness of public health in China. The global COVID-19 pandemic has sparked a heightened focus on improving people’s overall health and prioritizing healthy living. Indoor air quality has gained significant attention, as contaminants such as fungi, dust, and bacteria can have detrimental effects on individuals’ health when inhaled. The ventilation and air-conditioning conditions within a building are directly linked to various health issues, including respiratory infections and asthma and have driven the demand for HVAC solutions that ensure clean and healthy indoor air. We are well-positioned to meet this growing demand for improved indoor air quality and health-conscious HVAC solutions because of our expertise in designing and installing the HVAC systems. Our expertise in designing, installing, and maintaining HVAC systems aligns with the changing market landscape. By addressing the rising awareness of public health and hygiene concerns, we provide HVAC services that contribute to healthier living environments for our customers in China.

Challenges

Talent shortage

HVAC services industry relies extensively on specialized staff for operations, and there is a restraint on the growth of the market because of the increased demand of HVAC technicians. Various technical staff are required to conduct HVAC installation and maintenance work, including but not limited to electrical control worker, sheet metal worker, and thermal insulation craftsman. HVAC technicians need to be trained to install, repair, and replace all forms of HVAC systems. Currently, there is a gap between the supply and demand of qualified staff who have skills needed in our industry in China. The slow growth of labor supply that fits our business needs is a major concern to the HVAC installation and maintenance services market in China and worldwide.

Increase in labor costs

Over the past few years, labor costs for skilled staff in our industry in China kept raising. Since the average wages of skilled workers in our industry in China have increased, the increase in labor costs for skilled technicians and the competition among companies in hiring such technicians are major challenges faced in the HVAC services industry in China. Companies with relatively low profitability may have difficulties in withstanding the pressure of the increasing labor costs.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[ ] million, after deducting estimated offering expenses payable by us, and based upon an assumed public offering price of $[ ] per Unit.

We intend to use the net proceeds of this offering as follows:

●	approximately 20% for talent acquisition; and

●	approximately 80% for general corporate purposes and working capital.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all.

Moreover, given our limited operating history, early stage of business and a new and unproven technology model, it is difficult to evaluate our business prospects and actual expenditures in the future. Further, our business plan will be very costly, far more costly than the net proceeds we will receive from this offering. To develop and implement our business as currently planned, we will need to raise substantial amounts of additional capital and we intend to raise such additional capital through public or private offerings of equity or equity-linked securities, traditional loans, commercial collaborations such as licenses or joint ventures and, if available or desirable, government funding, including grants. No assurances can be given that we will be able to raise additional capital when needed, and our inability to raise additional capital could lead to the failure of our company.

DIVIDEND POLICY

Our board of directors has discretion regarding whether to declare or pay dividends, subject to the amended and restated memorandum and articles of association of our company and certain requirements of Cayman Islands law. All dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our ordinary shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our cash and equivalents and capitalization as of September 30, 2024:

●	on an actual basis;

●	on a pro forma basis to reflect the sale of 1,400,000 ordinary shares in our IPO at the offering price of $4.00 per share, after deducting the underwriting discounts and commissions and offering expenses payable by us; and

●	on a pro forma as adjusted basis to give effect to: (i) the sale of 1,400,000 ordinary shares in our IPO, at the initial public offering price of $4.00 per share, after deducting the underwriting discounts and commissions and offering expenses payable by us; (ii) our issuance and sale of [ ] Units in this offering at the assumed public offering price of $[ ] per Unit and (iii) the deduction of approximately $[ ] of Placement Agent fees, $[ ] of estimated offering expenses and $[ ] of estimated non-accountable expense allowance payable by us.

The information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined at pricing. You should read this table together with “Item 5. Operating and Financial Review and Prospects” and our audited financial statements and related notes in our 2024 Annual Report incorporated by reference in this prospectus.

	As of September 30, 2024
	Actual	Pro Forma(1)	Pro Forma as adjusted
	US$	US$	US$
Total Debts	2,429,605	2,429,605
Shareholders’ Equity
Ordinary shares, $0.000001 par value, 49,000,000,000 shares authorized, 5,500,000 ordinary shares issued and outstanding, 6,900,000 ordinary shares issued and outstanding on a pro forma basis reflecting the 1,400,000 ordinary shares sold in our IPO, and [ ] ordinary shares issued and outstanding on a pro forma as adjusted basis giving effect to the [ ] Units sold in this offering.	6	7
Preference share, $0.000001 par value, 1,000,000,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	2,860,566	6,404,198
Statutory surplus reserves	186,225	186,225
Accumulated profits	1,519,737	1,519,737
Accumulated other comprehensive loss	(182,071)	(182,071)
Total shareholders’ equity	4,384,463	7,928,096
Total capitalization	6,814,068	10,357,701

(1)	The net proceeds we received in our IPO was approximately $4.5 million, after deducting the underwriting discounts and offering expenses payable by us.

The number of our ordinary shares to be outstanding upon completion of this offering will be [ ] shares, which is based on 6,900,000 ordinary shares outstanding as of the date of this prospectus, and excludes, as of the date of this prospectus:

●	[ ] ordinary shares issuable upon the exercise of the Warrants;

●	[ ] ordinary shares issuable upon the exercise of the Placement Agent Warrants; and

●	70,000 ordinary shares issuable upon the exercise of the IPO Representatives’ Warrants.

DILUTION

If you purchase the Units in this offering, your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $[ ] per Unit and the pro forma net tangible book value per our ordinary share immediately upon the closing of this offering. Net tangible book value per ordinary share is determined by dividing our total tangible assets less total liabilities by the number of outstanding ordinary shares. As of September 30, 2024, we had a historical net tangible book value of $4.3 million, or $0.78 per ordinary share based on 5,500,000 ordinary shares outstanding. Our historical net tangible book value per ordinary share as of September 30, 2024 represents the amount of total tangible assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

Our pro forma net tangible book value as of September 30, 2024 was $7.8 million, or $1.13 per share of our ordinary shares based on 6,900,000 ordinary shares outstanding following the completion of initial public offering. After giving further effect to our sale of [ ] Units in this offering at an assumed public offering price of $[ ] per Unit, and after deducting Placement Agent commissions and estimated offering expenses, upon the completion of this offering, our pro forma as adjusted net tangible book value as of September 30, 2024 would have been $[ ] million, or $[ ] per share of ordinary shares. This represents an immediate increase in net tangible book value of $[ ] per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $[ ] per share to new investors of shares in this offering. We determine dilution by subtracting the as pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share in this offering.

The following table illustrates this dilution on a per ordinary share basis. The information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined at pricing.

Assumed public offering price per share		[ ]
Net tangible book value per share as of September 30, 2024	0.78
Pro forma net tangible book value per share, after giving effect to our IPO but before giving effect to this offering	1.13
Pro forma as adjusted net tangible book value per share after this offering	[ ]
Dilution per share to new investors in this offering		[ ]

The following table illustrates our pro forma proportionate ownership, upon completion of this offering by present shareholders and investors in this offering, compared to the relative amounts paid by each. The table reflects payment by present shareholders as of the date the consideration was received and by investors in this offering at the assumed public offering price. The table further assumes no changes in net tangible book value other than those resulting from the offering. The information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined at pricing.

	Units Purchased		Total Consideration		Average Price
	Number	Percent (%)	Amount ($)	Percent (%)	Per Unit ($)
Existing shareholders	[ ]	[ ]	[ ]	[ ]	$	[ ]
New investors	[ ]	[ ]	[ ]	[ ]	$	[ ]
Total	[ ]	100	[ ]	100	$	[ ]

The number of our ordinary shares to be outstanding upon completion of this offering will be [ ] shares, which is based on 6,900,000 ordinary shares outstanding as of the date of this prospectus, and excludes, as of the date of this prospectus:

●	[ ] ordinary shares issuable upon the exercise of the Warrants;

●	[ ] ordinary shares issuable upon the exercise of the Placement Agent Warrant; and

●	70,000 ordinary shares issuable upon the exercise of the IPO Representatives’ Warrants.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information concerning the ownership of our ordinary shares as of the date of this prospectus, with respect to: (i) each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our ordinary shares; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our current directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to such securities. In addition, pursuant to such rules, we deemed outstanding ordinary shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date of this prospectus. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws.

As of the date of this prospectus, we had [ ] shareholders of record in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Applicable percentage ownership is based on 6,900,000 ordinary shares outstanding as of June 4, 2025. The percentage of beneficial ownership after this offering assumes the sale and issuance of the Units in this offering and no exercise of (i) the Warrants, (ii) the Placement Agent Warrants, and (iii) the IPO Representatives’ Warrants.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership (prior to the closing of this offering)	Percentage of Outstanding Shares (prior to the closing of this offering)(2)	Amount and Nature of Beneficial Ownership (following the closing of this offering)	Percentage of Outstanding Shares (following the closing of this offering)
5% or Greater Shareholders
KeC Holdings Limited (3)	2,805,000	40.7%	2,805,000	[ ]%
JingshanY Holdings Limited (5)	1,045,000	15.1%	1,045,000	[ ]%
Emerald Investments International, LLC(4)	1,650,000	23.9%	1,650,000	[ ]%
Executive Officers and Director
Ni Jiang(4)	1,650,000	23.9%	1,650,000	[ ]%
Ke Chen(3) (6)	3,850,000	55.8%	3,850,000	[ ]%
Jing Zheng	—	*	—	*
Ziyi Liu	—	*	—	*
Siqi Chen	—	*	—	*
Xiaoyuan Zhang	—	*	—	*
Trent D. Davis	—	*	—	*
All directors and executive officers as a group (seven individuals)	5,500,000	79.7%	5,500,000	[ ]%

*        Less than one percent.

(1)	Except as otherwise indicated below, the business address of the reporting persons is No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road, Chengdu, Sichuan, China, 610041.

(2)	Based on 6,900,000 ordinary shares issued and outstanding as of June 4, 2025.

(3)	Ke Chen, our Chief Executive Officer, is the sole shareholder of KeC Holdings Limited, a British Virgin Islands company and holds the voting and dispositive power over the ordinary shares held by KeC Holdings Limited. The address of KeC Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(4)	Ni Jiang, our Chairwoman, is the sole shareholder of Emerald Investments International, LLC, a Delaware company and holds the voting and dispositive power over the ordinary shares held by Emerald Investments International, LLC. The address of Emerald Investments International, LLC is 251 Little Falls Drive, Wilmington, State of Delaware 19808, USA.

(5)	Jinshan Yao, husband of our Chief Executive Officer, Ke Chen, is the sole shareholder of JingshanY Holdings Limited, a British Virgin Islands company and holds the voting and dispositive power over the 1,045,000 ordinary shares held by JingshanY Holdings Limited. The address of JingshanY Holdings Limited is Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands. In addition, Jinshan Yao has beneficial ownership of the 2,805,000 ordinary shares held by his wife, our Chief Executive Officer, Ke Chen for purposes of SEC rules, unless Mr. Yao disclaims beneficial ownership of those shares.

(6)	Ke Chen is the wife of Jinshan Yao and accordingly has beneficial ownership of his shares for purposes of SEC rules, unless Ms. Chen disclaims beneficial ownership of those shares.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Yuan Tai Law Offices, our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Ellenoff Grossman & Schole LLP.

The following summary contains a description of certain Cayman Islands, PRC, and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of securities, nor will gains derived from the disposal of our securities be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our securities or on an instrument of transfer in respect of our securities, unless the relevant instruments are executed in, or after execution brought within, the jurisdiction of the Cayman Islands or our company holds interests in land in the Cayman Islands.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, State Administration of Taxation (SAT) Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation)

(the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that WF International Limited is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, WF International Limited may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ordinary shares or warrants if such income is treated as being sourced from within the PRC; and for our non-PRC individual shareholders, a potential 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our units, ordinary shares or warrants, if such gains are deemed to be from PRC sources.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our ordinary shares or warrants would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3.D. Risk Factors — Risk Factors Related to Doing Business in China — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.” beginning on page 18 in our 2024 Annual Report.

The SAT and the Ministry of Finance issued the Notice of Ministry of Finance and State Administration of Taxation on Several Issues relating to Treatment of Corporate Income Tax Pertaining to Restructured Business Operations of Enterprises (the “SAT Circular 59”) in April 2009, which took effect on January 1, 2008. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, which took effect on December 1, 2017 and was amended on June 15, 2018 (the “SAT Circular 37”). By promulgating and implementing the SAT Circular 59 and the SAT Circular 37, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority.

Pursuant to the Circular of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements (“Circular 81”), a resident enterprise of the counter-party to such Tax Arrangement should meet all of the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must take the form of a company; (ii) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (iii) it should directly own such percentage of capital in the PRC resident enterprise anytime in the 12 consecutive months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, or the Administrative Measures, which took effect on January 1, 2020, requires that the non-resident taxpayer shall determine whether it may enjoy the treatments under relevant tax treaties and file the tax return or withholding declaration subject to further monitoring and oversight by the tax authorities. Accordingly, WF International Limited may be able to enjoy the 5% withholding tax rate for the dividends it receives from WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares and warrants by a U.S. Holder, as defined below. This discussion applies only to securities that are held as capital assets for U.S. federal income tax purposes, is applicable only to holders who purchased securities in this offering and assumes any distributions on our ordinary shares will be paid in U.S. dollars. This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares and warrants that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase securities in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares and warrants.

U.S. Federal Income Tax Consequences of the Acquisition of a Combination of Ordinary Share and Warrant

The purchase price for each combination of ordinary share and warrant will be allocated among these components in proportion to their relative fair market values at the time such securities are purchased by the U.S. Holder. This allocation of the purchase price for each such combination will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the ordinary share and warrant that comprise each such combination. For U.S. federal income tax purposes, each holder of our ordinary shares and warrants must allocate the purchase price paid by such holder for such securities between the ordinary share and warrant based on the relative fair market value of each at the time of issuance. Under U.S. federal income tax law, each investor must make its own determination of such value based on all the relevant facts and circumstances. The price allocated to each ordinary share and warrant should constitute the holder’s initial tax basis in each such ordinary share and warrant, respectively.

The foregoing treatment of our ordinary shares and warrants and a holder’s purchase price allocation are not binding on the IRS or the courts. No assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its tax advisor regarding the tax consequences of an investment in our securities. The balance of this discussion assumes that the characterization of the securities described above is respected for U.S. federal income tax purposes.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a warrant, a U.S. holder generally will not recognize gain or loss on the exercise of a warrant. A U.S. holder’s tax basis in an ordinary share received upon exercise of the warrant generally will be an amount equal to the sum of the U.S. holder’s initial investment in the warrant (that is, the portion of the U.S. holder’s purchase price that is allocated to the warrant, as described above under “U.S. Federal Income Tax Consequences of the Acquisition of a Combination of Ordinary Share and Warrant”) and the exercise price of such warrant. The U.S. holder’s holding period for a ordinary share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrants and will not include the period during which the U.S. holder held the warrants. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s tax basis in the ordinary shares received generally will equal the U.S. holder’s tax basis in the warrant. If the cashless exercise was not a realization event, it is unclear whether a U.S. holder’s holding period for the ordinary shares acquired pursuant to the exercise of such warrant will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the ordinary shares will generally include the holding period of the warrant. It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized because a U.S. holder may be deemed to have surrendered a portion of its warrants in a taxable transaction to pay the exercise price for the balance of its warrants that are treated as exercised for U.S. federal income tax purposes. In such event, a U.S. holder would recognize capital gain or loss in an amount equal to the difference between the exercise price for the total number of warrants treated as exercised and the U.S. holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the ordinary shares received would equal the U.S. holder’s tax basis in the warrants treated as exercised plus the exercise price of such warrants. It is unclear whether a U.S. holder’s holding period for the ordinary shares would commence on the date of exercise of the warrants or the day following the date of exercise of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem warrants for cash or if we purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the U.S. holders of such ordinary shares as described under “— Taxation of Dividends and Other Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest. For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Proposed Treasury regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares. In addition, a U.S. holder may not make a “qualified electing fund” election with respect to its warrants to acquire our ordinary shares. As a result, if a U.S. holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, if we were a PFIC at any time during the period the U.S. holder held the warrants.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

PLAN OF DISTRIBUTION

We are offering up to [ ] Units, with each Unit consisting of one (1) ordinary share and one (1) Warrant to purchase one ordinary share at an assumed offering price of $2.28 per Unit for gross proceeds of up to approximately $[ ] million before deduction of placement agent fees and offering expenses, in a reasonable best-efforts offering. There is no minimum amount of proceeds that is a condition to closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of securities being offered in this prospectus.

Pursuant to a placement agency agreement (the “Placement Agency Agreement”) to be signed by and between the Company, The Benchmark Company, and Axiom Capital Management, Inc., the Placement Agents, to solicit offers to purchase the securities offered by this prospectus, The Benchmark Company/Axiom Capital Management, Inc. will act as our   placement agents. The Placement Agents are not purchasing or selling any securities, nor are they required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered. There is no minimum amount of proceeds that is a condition to closing of this offering. We will enter into a securities purchase agreement directly with the investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering. The Placement Agents may engage one or more subagents or selected dealers in connection with this offering.

The Placement Agency Agreement provides that the Placement Agents’ obligations are subject to conditions contained in the Placement Agency Agreement.

We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect that investors in this offering may enter into an agreement, substantially in the form of the securities purchase agreement attached hereto as Exhibit 10.14 (the “Form of Securities Purchase Agreement”), with the Company to purchase shares of common stock or Pre-Funded Warrants, or a combination of both securities, to participate in the offering. We expect to deliver the securities being offered pursuant to this prospectus on or about [ ], 2025.

Placement Agent Fees and Expenses

Upon the closing of this offering, we will pay the Placement Agents a cash transaction fee equal to 7.0% of the aggregate gross cash proceeds to us from the sale of the securities in the offering. Pursuant to the Placement Agency Agreement, we will agree to pay the Placement Agents a non-accountable expense allowance of 1.0% of the gross proceeds received by us in the offering and will agree to reimburse the Placement Agents a maximum of $175,000 for reasonable out-of-pocket accountable expenses including “road show”, diligence, escrow agent or clearing agent fees, and reasonable documented legal fees and disbursements for one legal counsel. The Placement Agency Agreement, however, will provide that in the event this offering is terminated, the Placement Agents will only be entitled to the reimbursement of out-of-pocket accountable expenses actually incurred in accordance with Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5110(g)(5)(A).

The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us.

	Per Unit		Total
Public offering price	$	[ ]	[ ]
Placement agent fees (1)	$	[ ]	[ ]
Proceeds, before expenses, to us	$	[ ]	[ ]

(1)	In connection with this offering, we have agreed to pay to the Placement Agents a cash fee equal to 7.0% of the gross proceeds received by us in the offering. We have also agreed to pay the Placement Agents a non- accountable expense allowance of 1.0% of the gross proceeds received by us in the offering and to reimburse the Placement Agents for all expenses related to the offering of up to $175,000 including legal expenses and other out-of-pocket expenses in connection with their engagement as placement agents.

We will pay the out-of-pocket accountable and documented expenses of the Placement Agents in connection with this offering up to $175,000. The Placement Agency Agreement, however, provides that in the event the offering is terminated, any advance expense deposits paid to the Placement Agents will be returned to the extent that offering expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding placement agent fees, will be approximately $[ ].

Listing

Our ordinary shares are listed on Nasdaq under the symbol “WXM.”

The last reported sale price of our ordinary shares on June 4, 2025 was $2.28 per share.  The actual public offering price per ordinary share will be determined between us, the Placement Agents and the investors in the offering, and may be at a discount to the current market price of our ordinary shares. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price. There is no established public trading market for the Warrants, and we do not expect such a market to develop. In addition, we do not intend to apply for a listing of the Warrants on any national securities exchange or other nationally recognized trading system.

Right of First Refusal

We have granted to the Placement Agents the right to act as lead or joint investment bankers, lead or joint book-runners, lead or joint placement agents and/or investment banker/advisor, for each and every future public and private equity and debt offering, including all equity-linked financings, effected by us, or any successor and any subsidiary on customary terms for a period of 12 months following the closing of this offering.

Lock-Up Agreements

In connection with this offering, pursuant to the Placement Agency Agreement, the Company, on behalf of itself and any successor entity, will agree that, without the prior written consent of the Placement Agents, for a period of six (6) months from the closing of this offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company; or (b) file or cause to be filed any registration statement with the Commission relating to the offering of ordinary shares of the Company or any securities convertible into or exercisable or exchangeable for ordinary shares of the Company, without written consent by the Placement Agents.

Subject to certain exceptions provided in the lock-up agreements with such persons, the Company’s directors and officers and holders of five percent (5%) or more of the Company’s outstanding ordinary shares as of the effective date of the Registration Statement will enter into customary “lock-up” agreements in form mutually agreeable among the Company, the Placement Agents for a period of six (6) months from the date of the offering.

The Placement Agents may, in their sole discretion and without notice, waive the terms of any of these lock-up agreements.

In addition, pursuant to certain “lock-up” agreements in connection with the offering, our executive officers, directors and all of our existing shareholders and holders prior to our IPO holding five percent (5%) or more of our ordinary shares and securities exercisable for or convertible into our ordinary shares immediately upon the closing of our IPO, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the representative of the underwriters, for a period of six (6) months following the closing of our IPO.

In addition, our company has agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares, whether currently owned or subsequently acquired, without the prior written consent of the representative of the underwriters, for a period of six (6) months following the closing of our IPO, which was closed on April 2, 2025.

Indemnification

We have agreed to indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Placement Agents may be required to make for these liabilities.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the Placement Agents, if any, participating in this offering and the Placement Agents participating in this offering may distribute prospectuses electronically. The Placement Agents may agree to allocate a number of shares for sale to its online brokerage account holders. Internet distributions will be allocated by the Placement Agents that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agents in their capacity as Placement Agents, and should not be relied upon by investors.

Other Relationships

Initial Public Offering

On March 31, 2025, we entered into an Underwriting Agreement with the Placement Agents, as representatives of the underwriters named on Schedule 1 thereto relating to a firm commitment underwritten initial public offering of our ordinary shares. On April 2, 2025, pursuant to the Underwriting Agreement, we issued warrants to the Placement Agents, solely in their roles as the representatives of the underwriters in our IPO, and their designees to purchase up to an aggregate of 70,000 ordinary shares. As of June 4, 2025, the warrants had not been exercised for any of the shares available for exercise thereunder.

The Placement Agents and their affiliates may, in the future provide various investment banking, commercial banking and other financial services for our company and its affiliates for which they have received, and may in the future receive, customary fees. However, except as disclosed in this prospectus, our company has no present arrangements with the Placement Agents for any further services.

Offering Price Determination

The actual offering price of the securities we are offering, and the exercise price of the Warrants that we are offering, were negotiated between us, the Placement Agents and the investors in the offering based on the trading of our ordinary shares prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering, as well as the exercise price of the Warrants that we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the Units or the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other material or advertisements in connection with the ordinary shares be distributed or published in or from any country or jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than placement agent fees, will be as follows:

Expenses	Amount
SEC registration fee*	$
FINRA filing fee*
Transfer agent fee*
Printing and engraving expenses*
Legal fees and expenses*
Accounting fees and expenses*
Miscellaneous costs*
Total	$

* To be furnished by amendment.

All amounts shown are estimates except the SEC registration fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

We are being represented by Ellenoff Grossman & Schole LLP with respect to certain legal matters as to United States federal securities and New York State law. The Placement Agents are being represented by ArentFox Schiff LLP, Washington, DC, with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Yuan Tai Law Offices and for the Placement Agents by PacGate Law Group.  Ellenoff Grossman & Schole LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Yuan Tai Law Offices with respect to matters governed by PRC law. ArentFox Schiff LLP may rely upon PacGate Law Group with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company as of September 30, 2024 and 2023, and for each of the fiscal years then ended included in this prospectus have been so included in reliance on the report of ZH CPA, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of ZH CPA, LLC are located at 999 18th Street, Suite 3000, Denver, Colorado, 80202 USA.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying securities to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our securities.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We also maintain a corporate website at https://wf.international/, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

ENFORCEMENT OF JUDGMENTS

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, in so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, (v) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

We have been advised by our PRC counsel, Yuan Tai Law Offices, that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the Cayman Islands. Thus, it is uncertain whether a PRC court would enforce a judgment ruled by a court in the United States or the Cayman Islands.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information superseded by information that is included directly in this prospectus.

We incorporate by reference the following documents or information that we have filed with the SEC:

●	Our Current Reports on Form 6-K furnished to the SEC on April 4, 2025;

●	Our Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed with the SEC on February 18, 2025; and

●	the description of our ordinary shares contained in Exhibit 2.1 of our Annual Report on Form 20-F for the fiscal year ended September 30, 2024, filed with the SEC on February 18, 2025, including any amendment or report filed for the purpose of updating such description.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing to us at No. 1110, 11th Floor, Unit 1, Building 7, No. 477, Wanxing Road, Chengdu, Sichuan, China 610041, or call us at +86 (28) 86210882.

Upon written or oral request, we will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus but not delivered with this prospectus at no cost. If you would like a copy of any of these documents, at no cost, please write or call us at:

WF International Limited

Attention: Investor Relations

No. 1110, 11th Floor, Unit 1, Building 7,

No. 477, Wanxing Road

Chengdu, Sichuan, China, 610041

Telephone: +86 (28) 86210882

Email: ir@wf-cdintel.com

Through and including [_____], 2025 (the 25th day after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in the listing, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Up to $[ ]

[ ] Units consisting of [ ] Ordinary Shares and

Warrants to Purchase up to [ ] Ordinary Shares

(and Ordinary Shares issuable upon exercise of the Warrants)

PRELIMINARY PROSPECTUS

The Benchmark Company	Axiom Capital Management, Inc.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that, to the extent permitted by law, we shall indemnify each secretary, assistant secretary, director (including alternate director), and any of our other officers for the time being and from time to time of the Company (but not including our auditors) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such indemnified person’s own dishonesty, wilful default or fraud, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of the duties, powers, authorities or discretions of such indemnified person; and

(b)    without prejudice to the generality of paragraph (a) above, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court, whether in the Cayman Islands or elsewhere.

We shall advance to each indemnified person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such indemnified person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the indemnified person shall execute an undertaking to repay the advanced amount to us if it shall be determined by final judgment or other final adjudication that such indemnified person was not entitled to indemnification pursuant to our amended and restated memorandum and articles of association. If it shall be determined by a final judgment or other final adjudication that such indemnified person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to us (without interest) by the indemnified person.

Pursuant to our offer letters to directors and employment agreements with executive officers, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of Placement Agency Agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

On March 2, 2023, we issued:

(i)	one ordinary share to Ogier Global Subscriber (Cayman) Limited as subscriber share; and

(ii)	9,999 ordinary shares to Emerald Investments International, LLC (as detailed below).

On May 22, 2023, we entered into a share subscription agreement with our shareholders with key terms of the agreement as follows:

(i)	We issued an aggregate of 30,000 ordinary shares to Emerald Investments International, LLC, among which 9,999 ordinary shares has been issued on March 2, 2023, one ordinary share had been transferred from Ogier Global Subscriber (Cayman) Limited, and the other 20,000 ordinary shares were issued to Emerald Investments International, LLC on May 22, 2023. The consideration for the 30,000 ordinary shares was $816,000, as agreed between the parties on an arm’s length basis and determined with reference to the net asset value of the Company as of September 30, 2022. The payment of consideration will be settled by waiver of shareholder loans provided by Emerald Investments International, LLC to the Company for its IPO cost.

(ii)	We issued an aggregate of 51,000 ordinary shares to KeC Holdings Limited in a consideration of approximately $1.2 million. The consideration was determined with reference to the net asset value of Shanyou HVAC as of May 22, 2023.

(iii)	we issued an aggregate of 19,000 ordinary shares to JingshanY Holdings Limited in a consideration of approximately $466,000. The consideration was determined with reference to the net asset value of Shanyou HVAC as of May 22, 2023.

In November, 2023, the shareholders of the Company and the Board of Directors of the Company approved a subdivision of each of the issued and unissued shares with a par value of US$0.0001 each into 100 shares with a par value of US$0.000001 each, such that immediately following the Share Subdivision, the authorized share capital of the Company became US$50,000 divided into 50,000,000,000 ordinary shares of par value US$0.000001 each, and the issued and outstanding number of ordinary shares became 10,000,000. Upon completion of the Share Subdivision, 1,000,000,000 authorized but unissued ordinary shares with a par value of US$0.000001 each were re-designated and re-classified as 1,000,000,000 preference shares with a par value of US$0.000001 each, such that immediately following the Re-designation, the authorized share capital of the Company became US$50,000 divided into (i) 49,000,000,000 ordinary shares of a par value of US$0.000001 each and (ii) 1,000,000,000 preference shares of a par value of US$0.000001 each.

Following the Share Subdivision and Re-designation and on the same day, the shareholders of the Company surrendered an aggregate of 4,500,000 ordinary shares with a par value of US$0.000001 to the Company for no consideration. Following the share surrender, the issued and outstanding number of ordinary shares became 5,500,000.

Item 8. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description of Document
1.1*	Form of Placement Agency Agreement
3.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to Exhibit 3.1 of the Form 6-K filed by the Company with the SEC on April 4, 2025)
4.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
4.2	Form of Representative’s Warrant in connection with the Company’s initial public offering (incorporated by reference to Exhibit 4.1 of the Form 6-K filed by the Company with the SEC on April 4, 2025)
4.3*	Form of Warrant for investors in this offering
4.4*	Form of Placement Agent Warrant in this offering
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered
5.2*	Opinion of Ellenoff Grossman & Schole LLP regarding the warrants being registered
8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Ellenoff Grossman & Schole LLP regarding certain U.S. tax matters
10.1^+	English translation of a construction contract dated April 6, 2022, by and between Chengdu Shanyou HVAC Engineering Co., Ltd. and a real estate development company. (incorporated by reference to Exhibit 10.1 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
10.2	English translation of Form of Procurement Contract (incorporated by reference to Exhibit 10.2 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
10.3^+	English translation of a procurement contract dated on October 18, 2023 by and between Chengdu Shanyou HVAC Engineering Co., Ltd. and an energy company (incorporated by reference to Exhibit 10.5 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
10.4	Indemnification Escrow Agreement, dated April 2, 2025, by and among the Company, Continental Stock Transfer & Trust Company, as Escrow Agent, and The Benchmark Company, LLC and Axiom Capital Management, Inc. (incorporated by reference to Exhibit 10.1 of the Form 6-K filed by the Company with the SEC on April 4, 2025)
10.5#	Employment Agreement, dated June 18, 2023, by and between the Company and Ke Chen (incorporated by reference to Exhibit 10.5 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
10.6#	Employment Agreement, dated June 18, 2023, by and between the Company and Jing Zheng (incorporated by reference to Exhibit 10.6 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
10.7#	Employment Agreement, dated October 9, 2023, by and between the Company and Ziyi Liu (incorporated by reference to Exhibit 10.7 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
10.8#	Form of Director Offer Letter (incorporated by reference to Exhibit 10.8 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
10.9^	English translation of Labor Contract, dated June 1, 2019, by and between Chengdu Shanyou HVAC Engineering Co., Ltd. and Ke Chen (incorporated by reference to Exhibit 10.9 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
10.10	English translation of Lease Agreement, dated August 1, 2021, by and between Chengdu Shanyou HVAC Engineering Co., Ltd. and Ke Chen (incorporated by reference to Exhibit 10.10 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
10.11	English translation of Lease Agreement, dated April 20, 2023, by and between Sichuan Shanyou Zhiyuan Business Information Consulting Co., Ltd. and Ke Chen (incorporated by reference to Exhibit 10.11 of the Form F-1 (File No. 333-275382) filed by the Company with the SEC on March 11, 2025)
10.12*	Form of Securities Purchase Agreement by and between the Company and the investors in this offering
10.13*	Form of Lockup Agreement in connection with the offering (included as an exhibit to the Placement Agency Agreement)
21.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of the Annual Report on Form 20-F filed by the Company with the SEC on February 18, 2025)
23.1*	Consent of ZH CPA, LLC
23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3*	Consent of Yuan Tai Law Offices (included in Exhibit 99.1)
23.4*	Consent of Ellenoff Grossman & Schole LLP (included in Exhibits 5.2 and 8.2)
24.1*	Powers of Attorney (included on signature page to the Registration Statement on Form F-1)
99.1*	Opinion of Yuan Tai Law Offices regarding certain PRC law matters
107*	Filing Fee Table

*       To be filed by amendment.

#       Indicates a management contract or any compensatory plan, contract or arrangement.

^       Portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

+       Portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (§ 249.220f of this chapter) at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 (§ 239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B (§230.430B):

(a)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) [§230.424(b)(3)] shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7)) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) [§230.415(a)(1)(i), (vii), or (x)] for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C (§230.430C), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chengdu, China, on [ ], 2025.

WF International Limited

By:
	Name:	Ke Chen
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Ke Chen and Jing Zheng, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairwoman of the Board of Directors	[ ], 2025
Ni Jiang

	Chief Executive Officer and Director	[ ], 2025
Ke Chen	(Principal executive officer)

	Chief Financial Officer	[ ], 2025
Jing Zheng	(Principal financial and accounting officer)

	Director	[ ], 2025
Siqi Chen

	Director	[ ], 2025
Xiaoyuan Zhang

	Director	[ ], 2025
Trent D. Davis

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of WF International Limited, has signed this registration statement or amendment thereto in Newark, Delaware on [ ], 2025.

Puglisi & Associates

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director